Third Quarter and First Nine Months 2008 Earnings Report

October 28, 2008

     Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the third quarter and first nine months of 2008.

     Effective January 1, 2008, ICA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs) and their interpretations (INIFs). These changes, which include the end of inflation adjustments to financial statements, are summarized in the Notes section of this report.

     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. The exchange rate used for the 3Q08 results was Ps. 10.9150 per U.S. dollar.


Summary
                                                                                   9 months
---------------------------------------------------------------------------------------------------------------------
(Ps. million)                                 3Q07           3Q08  % Chg             2007            2008       % Chg
---------------------------------------------------------------------------------------------------------------------
Revenues .............................       5,208          6,714    29            15,698          18,161        16
Operating Income .....................         473            558    18             1,139           1,299        14
Consolidated Net Income ..............         261            353    35               631             647         2
Net Income of Majority Interest ......         130            262   102               277             355         28
Adjusted EBITDA ......................         658            797    21             1,646           1,982         20
Operating Margin .....................        9.1%           8.3%                       7.3%            7.2%
Adjusted EBITDA Margin ...............       12.6%          11.9%                      10.5%           10.9%
EPS (Ps.) ............................        0.32           0.53                       0.68            0.71
EPADS (US$) ..........................        0.12           0.19                       0.25            0.26
Backlog ..............................      31,476         38,534    22




3Q08 Highlights
--------------------------------------------------------------------------------
o Revenues increased 29% to Ps. 6,714 million. Construction revenues (82% of the total) rose 39%. Infrastructure revenues rose 13% while Housing revenues decreased 16%, as a result of a reduction in units sold. Non-construction businesses generated 18% of total revenues.

     o Operating income increased 18% to Ps. 558 million, with an operating margin of 8.3%. The increase resulted from higher levels of activity in the construction and infrastructure segments.

     o Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 21% to Ps. 797 million, with an Adjusted EBITDA margin of 11.9%. Further adjusted for net interest expense included in cost of sales, the margin increased to 14.2%.

     o Construction backlog was Ps. 38,534 million as of September 30, 2008, equivalent to 20 months of work based on third quarter construction revenues. The ratio of new contracts to execution of backlog was 1.2.

     o New projects and project increases added to backlog totaled Ps. 6,968 million. These included the Zapotlanejo El Desperdicio and Zapotlanejo Maravatio sections for Red Concesionaria de Occidente (Ps. 1,120 million), hospitals in Tlahuac, Comitan, and Playa del Carmen (Ps. 693 million), the Maya crude dehydrating plant in Dos Bocas (Ps. 450 million); the San Luis Potosi Convention and Exposition Center (Ps. 374 million), and Rodio contracts for Ps. 264 million. Net increases to existing contracts were Ps. 4,445 million.

     o Total debt as of September 30, 2008 was Ps. 15,311 million, an increase of Ps. 7,959 million as compared to September 30, 2007. The increase reflects new borrowings to finance projects under construction. Net debt was Ps. 9,273 million.

     o ICA recorded consolidated net income of Ps. 353 million in 3Q08, as compared to Ps. 261 million in 3Q07. Majority net income was Ps. 262 million, as compared to Ps. 130 million in the prior-year period.


Overview of the Quarter
--------------------------------------------------------------------------------

     Execution of contracts recently awarded to the Company has proceeded in a timely manner and these new projects have contributed significantly to revenues.

     During the third quarter of 2008, revenues increased 29%; costs and general and administrative expenses increased a combined 30%. Operating income rose 18%, and majority net income increased 80%. The net margin increased to 3.9% from 2.5% in the prior year period.

     ICA's policy is to finance those projects that require financing in the same currency as the source of payment. Thirty percent of revenues and 34% of costs are denominated in foreign currency.

     ICA uses financial derivatives at the project level to mitigate the risks of fluctuations in interest and exchange rates. The total effect of these derivatives on ICA's 3Q08 results was a cost of Ps. 56.6 million, which was included in the integral cost of financing. There were also direct charges to shareholders' equity in the balance sheet for Ps. 161.5 million. The section on derivatives below provides greater detail on ICA's derivative positions.

     The Mexican government's recently announced emergency economic stimulus plan along with the approval by the Congress of the energy reform package are expected to provide new opportunities for both civil and industrial construction projects over the near term, particularly for traditional public works projects that do not require financing. However, the global financial crisis is curtailing the availability of long term infrastructure financing, and the government has already postponed the call for bids for several large-scale projects that require third party financing. Clients in both the public and private sectors have delayed contracting new industrial projects. In addition, the deteriorating macroeconomic environment is affecting the growth prospects of Housing and Airports, with impacts already visible in the 3Q08 results.

     The strong performance of construction is offsetting these negative effects. ICA reaffirms its outlook for 2008. The Company expects consolidated revenues to increase between 15 and 20% as compared to 2007, with an Adjusted EBITDA margin above 10%.


                                                                                               9 months
                                                                                   ---------------------------------------
(Ps. million)                                      3Q07            3Q08    % Chg        2007            2008     % Chg
--------------------------------------------------------------------------------------------------------------------------
Revenues ...............................          5,208           6,714       29         15,698          18,161        16
Costs ..................................          4,234           5,787                  13,088          15,425
General and administrative expenses ....            501             369                   1,471           1,438
Operating Income .......................            473             558       18          1,139           1,299        14
Other Income (Loss) Net ................              2               7                     (69)            (90)
Financing Cost (Income), net ...........            100             121                     404             427
Share in Net Income of Affiliates ......             11             (38)                     29            (234)
Taxes ..................................            120              38                     202              82
Consolidated Net Income ................            261             353       35            631             647         2
Net Income of Minority Interest ........            131              91                     355             292
Net Income of Majority Interest ........            130             262      102            277             355        28
--------------------------------------------------------------------------------------------------------------------------
                                            Ps.    0.32      Ps.   0.53             Ps.    0.68     Ps.    0.71
EPS (Ps.)                                   Us$    0.12      Us$   0.19             Us$    0.25     Us$    0.26
EPADS (US$)                                      412.15          498.18                  407.25          498.12
Weighted average shares (millions)                5,208           6,714       29         15,698          18,161        16
                                                  4,234           5,787                  13,088          15,425




Third quarter 2008
--------------------------------------------------------------------------------

     Revenues were Ps. 6,714 million, an increase of 29%. The increase in revenues was principally due to increases in Civil Construction and Infrastructure revenues, which were partially offset by decreases in Housing revenues. Revenues generated in Mexico represented 91% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 30% of the total.

     Cost of sales and general and administrative expenses increased a combined 30%, reflecting the higher level of activity. In the Housing segment, there was a reclassification to costs from G&A expense of indirect costs related to project development; this amount was Ps. 75 million in 3Q08. In addition, during the quarter Ps. 39 million in bid preparation expenses were capitalized, in accordance with policy for large-scale projects.

     The second arbitration proceeding for the El Cajon hydroelectric project awarded ICA additional cost recoveries of US$13 million, which is being carried as a receivable. There was a cancellation of Ps. 65 million in provisions for doubtful accounts in Civil Construction, which reduced costs.

     Operating income was Ps. 558 million, an increase of 18%. The Construction segment contributed 38% of operating income, Housing 12%, and Infrastructure 50%. The consolidated operating margin was 8.3%. The margin was 9.1% in 3Q07, when there was a cancellation of provisions in Industrial Construction.

     Integral financing cost in 3Q08 was Ps. 121 million as compared to Ps. 100 million in 3Q07. The increase is the net effect of lower interest expense (including the effect of interest rate derivatives), lower interest income, a lower exchange gain, and the elimination of monetary adjustments from the application of NIF B-10. See the sections on debt and financial derivatives below.

     Share of net income of unconsolidated affiliates was a loss of Ps. (38) million, compared to a gain of Ps. 11 million in the prior-year period. The variation is principally the result of the standardization of the depreciation method used by RCO, making depreciation proportional to traffic volumes. The composition of this line item is shown in the following table.



---------------------------------------------------------------
(Ps. million)
Share in net income of unconsolidated
affiliates                                                 3Q08
---------------------------------------------------------------
Red Concesionaria de Occidente (RCO) .....                (57)
Suministros Aguas Queretaro ..............                   3
Proactiva Medio Ambiente Mexico ..........                  18
Operations in Peru .......................                   0
Others ...................................                  (2)
                                                ---------------
Total ....................................                (38)


     The loss corresponds principally to ICA's participation in Red de Carreteras de Occidente (RCO), the operator of the FARAC I tollroad package, and is a result of debt service costs on the project's debt, as had been anticipated at the time of acquisition. This was partially offset by income from Pro Media Ambiente Mexico.

     Income before taxes totaled Ps. 391 million in the third quarter, as compared to Ps. 381 million in 3Q07.

     Taxes were Ps. 38 million, which is the result of a provision for taxes of Ps. 62 million and the recovery of taxes of Ps. 24 million.

     Consolidated net income was Ps. 353 million, as compared to Ps. 261 million in 3Q07.

     Net income of minority interest was Ps. 91 million, as compared to Ps.131 million in 3Q07. Of the total, Airports accounted for Ps. 40 million.

     Net income of majority interest was Ps. 262 million, as compared to net income of Ps. 130 million in 3Q07. The net income margin increased to 3.9% from 2.5% in the prior year period.

     o Earnings per share were Ps. 0.53.

     o Earnings per ADS were US$0.19.


First nine months 2008
--------------------------------------------------------------------------------

     Revenues were Ps. 18,161 million, an increase of 16% as compared to Ps. 15,698 million in the 2007 period. All segments except Rodio reported increases in revenues.

     Operating income was Ps. 1,299 million, an increase of 14% as compared to Ps. 1,139 million in the prior-year period.

     Consolidated net income was Ps. 647 million, compared to net income of Ps. 631 million in the first nine months of 2007.

     Net income of majority interest was Ps. 355 million, compared to net income of Ps. 277 million in the 2007 period.

     o Earnings per share were Ps. 0.71.

     o Earnings per ADS were US$0.26.

     Statement of Cash Flows. During the first nine months of 2008, net cash used in operations was Ps. 1,511 million. Cash used in operations included increases in receivables for projects where payments depend of meeting certain milestones, receivables for La Yesca, and advance purchases of raw materials to lock in prices, which were offset in part by an increase in client advances. In addition, there was in increase in Housing land reserves that are accounted as inventories. Cash used in investing activities was Ps. 3,451 million. Cash used in operations and for investments were financed with net cash from financing activities of Ps. 4,108 million and a reduction in cash balances. The statement of cash flows is not comparable to the statement of changes in financial condition presented during 2007.


Adjusted EBITDA
------------------------------------------------------------------------------------------------------
                                                                                 9 months
                                                                        -----------------------------
   (Ps. million)                            3Q07      3Q08      % Var       2007       2008     % Var
-----------------------------------------------------------------------------------------------------
Net income of majority interest .......      130       262        102        277        355       28
Adjusted for:
Net Income of Minority Interest .......      131        91                   355        292
Taxes .................................      120        38                   202         82
Share in Net Income of Affiliates .....       11       (38)                   29       (234)
Integral financing cost ...............      100       121                   404        427
Other (Income) Loss Net ...............        2         7                   (69)       (90)
Depreciation and amortization .........      185       239                   508        683
---------------------------------------------------------------------------------------------------------
Adjusted EBITDA .......................      658       797         21      1,646      1,982       20
Adjusted EBITDA Margin ................     12.6%     11.9%                 10.5%      10.9%

+  Net Interest income included in cost
    of sales of financed projects .....       38       156                   530        624
Adjusted EBITDA + Net interest expense
 in cost of sales * ...................      696       953                 2,177      2,606
---------------------------------------------------------------------------------------------------------

     Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA.

     Adjusted EBITDA in 3Q08 increased 21% to Ps. 797 million, with an Adjusted EBITDA margin of 11.9%. Increased Adjusted EBITDA in Civil Construction and Concessions offset reductions in Rodio, Industrial Construction, Housing, and Airports.

     Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) loss, net, and (vi) depreciation and amortization. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of net income of majority interest to Adjusted EBITDA in the table above.

     Adjusted EBITDA, further adjusted for net interest expense included in cost of sales, was Ps. 953 million in 3Q08, with a margin of 14.2%. Interest expense included in cost of sales principally results from projects in Housing, the La Yesca hydroelectric project, and the Irapuato-La Piedad and Queretaro-Irapuato highway Public Private Partnership (PPP) projects.


Business Unit Performance
--------------------------------------------------------------------------------

                                                                                                      9 months
                                                                                             -----------------------------------
(Ps. million)                                           3Q07        3Q08      % Var                2007      2008        %Var
----------------------     ------------------------   ------      ------     ------          ----------   -------       ------
Construction .........     Revenues ...............    4,007       5,575         39              12,464    14,417          16
                           Operating Income .......      184         226         23                 401       350         (13)
                           Adjusted EBITDA ........      252         334         32                 577       594           3
                           Operating Margin .......     4.6%        4.0%                           3.2%      2.4%
                           Adj. EBITDA Margin .....     6.3%        6.0%                           4.6%      4.1%

Housing ..............     Revenues ...............      542         453        (16)              1,352     1,545          14
                           Operating Income .......       95          71        (25)                139       136          (2)
                           Adjusted EBITDA ........      101          72        (29)                151       140          (7)
                           Operating Margin .......    17.5%       15.6%                          10.3%      8.8%
                           Adj. EBITDA Margin .....    18.7%       16.0%                          11.2%      9.0%

Infrastructure .......     Revenues ...............      711         805         13               1,953     2,394          23
                           Operating Income .......      180         297         65                 645       893          38
                           Adjusted EBITDA ........      299         423         41                 955     1,319          38
                           Operating Margin .......    25.3%       36.9%                          33.0%     37.3%
                           Adj. EBITDA Margin .....    42.1%       52.5%                          48.9%     55.1%

Other ................     Revenues ...............      (52)       (120)                           (71)     (195)
                           Operating Income .......       14         (36)                           (46)      (81)

Consolidated .........     Revenues ...............    5,208       6,714         29              15,698    18,161          16
                           Operating Income .......      473         558         18               1,139     1,299          14
                           Adjusted EBITDA ........      658         797         21               1,646     1,982          20
                           Operating Margin .......     9.1%        8.3%                           7.3%      7.2%
                           Adj. EBITDA Margin .....    12.6%       11.9%                          10.5%     10.9%


   * Includes corporate and consolidation effects, and non-strategic assets being divested, that may occasionally generate revenues.


Construction

                                                                                                       9 months
                                                                                        --------------------------------------
(Ps. million)                                           3Q07        3Q08      % Var                2007      2008        %Var
------------------------------------------------------------------------------------------------------------------------------
Construction Total .....   Revenues ..............     4,007       5,575         39              12,464    14,417          16
                           Operating Income ......       184         226         23                 401       350         (13)
                           Adjusted EBITDA .......       252         334         32                 577       594           3
                           Operating Margin ......      4.6%        4.0%                           3.2%      2.4%
                           Adj. EBITDA Margin ....      6.3%        6.0%                           4.6%      4.1%

Civil Construction .....   Revenues ..............     1,687       3,371        100               5,399     7,488          39
                           Operating Income ......       107         205         92                 206       296          44
                           Adjusted EBITDA .......       140         268         91                 282       433          54
                           Operating Margin ......      6.3%        6.1%                           3.8%      4.0%
                           Adj. EBITDA Margin ....      8.3%        7.9%                           5.2%      5.8%

Industrial Construction    Revenues ..............     1,808       1,898          5               5,697     5,753           1
                           Operating Income ......        51          24        (54)                148        45         (70)
                           Adjusted EBITDA .......        69          43        (39)                193        98         (49)
                           Operating Margin ......      2.8%        1.2%                           2.6%      0.8%
                           Adj. EBITDA Margin ....      3.8%        2.2%                           3.4%      1.7%

Rodio ..................   Revenues ..............       512         306        (40)              1,368     1,176         (14)
                           Operating Income ......        26          (3)      (111)                 48         9         (80)
                           Adjusted EBITDA .......        43          23        (46)                102        63         (38)
                           Operating Margin ......      5.1%       -0.9%                           3.5%      0.8%
                           Adj. EBITDA Margin ....      8.4%        7.7%                           7.5%      5.3%



     Construction segment revenues increased 39% in 3Q08 compared to the prior-year period. Civil Construction revenues increased 100%, while Industrial Construction revenues rose 5%. Rodio revenues decreased 40%. The operating margin was 4.0%. The segment generated Adjusted EBITDA of Ps. 334 million in 3Q08, with an Adjusted EBITDA margin of 6.0%.


Civil Construction
--------------------------------------------------------------------------------

The projects that contributed most to revenues were:
-------------------------------------------- -------------------- --------------
                                                   Share of total
                                                    construction      Scheduled
                                                        revenues     Completion
-------------------------------------------- -------------------- --------------
La Yesca hydroelectric project                              10.9%        2Q-2012
Aqueduct II project, Queretaro                               5.3%        1Q-2010
............................................. .................... ..............
Queretaro-Irapuato highway PPP                               4.3%        3Q-2009
............................................. .................... ..............


     Revenues doubled in the third quarter, as compared to 3Q07. The operating margin was 6.1%, as compared to 6.3% in 3Q07, with a 92% increase in operating income. The increase in operating income was the result of the increased volume of work and the increased contribution from projects recently awarded to ICA.

     Adjusted EBITDA in this segment was Ps. 268 million, as compared to Ps. 140 million during 3Q07, with a margin of 7.9%.

     The second arbitration proceeding for the El Cajon hydroelectric project resulted in award of US$13 million to ICA; this amount has been included in accounts receivable, pending collection. As part of this, there was a cancellation of Ps. 65 million in provisions for doubtful accounts in Civil Construction, which reduced costs.


Industrial Construction
--------------------------------------------------------------------------------

The projects that contributed most to revenues in 3Q08 were:
-------------------------------------------- -------------------- --------------
                                                   Share of total      Scheduled
                                                     construction
                                                         revenues     Completion
-------------------------------------------- -------------------- --------------
Chicontepec II oil field services                            8.7%        4Q-2011
Altos Hornos de Mexico steel mill expansion                  5.8%        4Q-2009
............................................. .................... ..............
Reynosa V and VI cryogenic plants for Pemex                  5.0%        1Q-2009
............................................. .................... ..............

     Revenues increased 5% as a result of the start-up of recently awarded projects. The segment's operating margin was 1.2%, as compared to 2.8% in 3Q07. The lower operating margin is the result of a non-recurring recovery of provisions during the 2007 period. Adjusted EBITDA was Ps. 43 million, as compared to Ps. 69 million in 3Q07. The Adjusted EBITDA margin was 1.7%.


Rodio
--------------------------------------------------------------------------------

Rodio accounted for 5.5% of total construction revenues. The most important projects were:

o Porta Firal foundation work in Barcelona.

o Foundation for the Agencia Bouregreg-Rabat in Morocco.

o Construction work on the Panama Country Club in Panama.


     ICA's share of Rodio revenues was Ps. 306 million, a decrease of 40% as compared to Ps. 512 million in 3Q07. The reduction in revenues reflects the adverse business conditions in the Spanish real estate and infrastructure sectors. Rodio generated an operating loss of Ps. (3) million, including a restructuring charge of Ps. 16 million, as compared to operating income of Ps. 26 million in3Q07. Rodio generated Adjusted EBITDA of Ps. 23 million, with an Adjusted EBITDA margin of 7.7%.


Housing Development
--------------------------------------------------------------------------------

                                                                                                      9 months
                                                                                         ------------------------------------
(Ps. million)                                           3Q07        3Q08      % Var                2007      2008       % Var
------------------------   -----------------------      ------     -------     ------             -------    -------    ------
Housing ...............    Revenues ..............       542         453        (16)              1,352     1,545          14
                           Operating Income ......        95          71        (25)                139       136          (2)
                           Adjusted EBITDA .......       101          72        (29)                151       140          (7)
                           Operating Margin ......     17.5%       15.6%                          10.3%      8.8%
                           Adj. EBITDA Margin ....     18.7%       16.0%                          11.2%      9.0%
------------------------------------------------------------------------------------------------------------------------------
                           Units sold ............     1,958       1,507        (23)              4,747     5,024           6
                           Entry level ...........       18%         61%                            46%       56%
                           Medium ................       21%         14%                            20%       22%
                           Economical ............       16%         19%                            12%       17%
                           Traditional ...........       18%          6%                            22%        5%




     ViveICA sold 1,507 units during 3Q08, a decrease of 23% compared to 1,958 units in 3Q07. As of September 30, 2008, ViveICA was developing 15 projects located in ten states. ICA's policy is to recognize revenue once the purchaser obtains financing or title to the unit after construction is completed.

     Housing revenues decreased 16% to Ps. 453 million, as compared to Ps. 542 million in the same period of 2007, as the result of the postponement of several projects and the deceleration of sales in the northern part of Mexico. In addition, middle income residential sales have decelerated across the country. The operating margin decreased to 15.6% from 17.5% as a result of the decrease in volumes and the mix of types of homes sold, with an increase in entry level homes that currently have the best market perspectives. Housing Adjusted EBITDA in 3Q08 was Ps. 72 million, a decrease of 29% as compared to 3Q07, equivalent to an Adjusted EBITDA margin of 16.0%. Adjusted for interest expense included in cost of sales, Adjusted EBITDA increased to Ps. 138 million, or a margin of 30.4%.

     The land reserve as of September 30, 2008 was 1,787 hectares, equivalent to more than 84,000 housing units in 36 projects in Aguascalientes, Cancun, Playa del Carmen, Ciudad Juarez, Mexico City, Mexico State, Leon, San Miguel de Allende, Queretaro, Tijuana, Guadalajara, Monterrey, and Veracruz.

     The results of ViveICA, S.A. de C.V. are available through the Mexican Stock Exchange at www.bmv.com.mx, under the ticker VIVEICA in the section for debt issuers. Those results may differ from the ones presented here as a result of consolidation effects.


Infrastructure
----------------------------------------------------

                                                                                                      9 months
                                                                                        ---------------------------------------
(Ps. million)                                            3Q07        3Q08     % Var                 2007      2008        %Var
----------------------   -------------------------     ------     -------    ------              -------    ------        -----
Infrastructure .......   Revenues ................        711         805        13                1,953     2,394          23
                         Operating Income ........        180         297        65                  645       893          38
                         Adjusted EBITDA .........        299         423        41                  955     1,319          38
                         Operating Margin ........      25.3%       36.9%                          33.0%     37.3%
                         Adj. EBITDA Margin ......      42.1%       52.5%                          48.9%     55.1%

Airports .............   Revenues ................        489         496         1                1,412     1,502           6
                         Operating Income ........        217         180       (17)                 609       584          (4)
                         Adjusted EBITDA .........        295         266       (10)                 813       870           7
                         Operating Margin ........      44.3%       36.3%                          43.1%     38.9%
                         Adj. EBITDA Margin ......      60.3%       53.6%                          57.6%     57.9%

Other Concessions ....   Revenues ................        222         309        39                  541       892          65
                         Operating Income ........        (37)        117      (418)                  36       309         755
                         Adjusted EBITDA .........          4         157     3,838                  142       449         216
                         Operating Margin ........     -16.6%       37.9%                           6.7%     34.7%
                         Adj. EBITDA Margin ......       1.8%       50.7%                          26.2%     50.3%


     Infrastructure revenues increased 13% to Ps. 805 million from Ps. 711 million in 3Q07, principally as a result of a significant increase in the volume of operations. Operating income was Ps. 297 million in 3Q08, a 65% increase as compared to the same period of 2007. The operating margin increased to 36.9%, as compared to 25.3% in 3Q07. Adjusted EBITDA was Ps. 423 million, equivalent to an Adjusted EBITDA margin of 52.5%.


Airports

million passengers                                                                      9 months
--------------------------------------                                       -------------------------------
                                            3Q07        3Q08     % Var           2007      2008       % Var
                                           -----       -----     ------        ------     ------      ------
Total passenger traffic .............       3.76        3.52      (6.6)         10.61     10.92         2.9
Domestic ............................       3.23        3.01      (6.9)          8.73      9.08         4.0
International .......................       0.53        0.51      (4.8)          1.89      1.85        (2.2)

Cargo Units* ........................       0.20        0.20       2.0           0.60      0.59        (1.5)
Total worlkoad units ................       3.96        3.72      (6.2)         11.21     11.51         2.7



     During the first nine months of 2008, the aeronautical industry has confronted an adverse global environment marked by threats from the global financial crisis, the high price of fuel, inflationary pressures on the cost of goods and services, and the volatility in the financial and exchange markets. This situation has had an impact on all participants in the industry, including airport operators. In OMA's third quarter these factors affected the number of flight operations, the rate of growth of passenger traffic, and costs and operating expenses. Currently, the situation has deteriorated even more, despite the fall in fuel prices, as a result of the heightened risk of economic recession and the liquidity crisis in the markets.

     Effective September 1, 2008, OMA ended the special incentive program tied to passenger volumes at the Monterrey airport, and is no longer making provision for those incentives.

     During 3Q08, 3.52 million terminal passengers were served in the 13 airports, a 6.6% decrease as compared to the 3.76 million in the same period of 2007. Passengers on domestic flights accounted for 85.6% of the passenger total, and international passengers were 14.4%. Domestic passengers decreased 6.9%, and international passengers decreased 4.8% as compared to 3Q07. Monterrey airport accounted for 49% of total passengers.

     Airport segment revenues, which include the operations of Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 496 million in 3Q08, an increase of 1%. Aeronautical revenues were Ps. 402 million, essentially unchanged from 3Q07, aided by the end of the Monterrey incentive program. Non-aeronautical revenues increased 5.9% to Ps. 94 million, as a result of OMA's commercial initiatives. Aeronautical revenues represented 81% of the total, and non-aeronautical revenues 19%.

     The operating margin was 36.3%. Adjusted EBITDA was Ps. 266 million, with an Adjusted EBITDA margin of 53.6%. Margins were affected by non-recurring costs and expenses of Ps. 25.4 million related to an internal reorganization that is expected to increase operating efficiency.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.


Other Concessions

-----------------------------------------------------------------------------------------------------------
                                                             Remaining                      ICA's Equity
                                                            Concession                     Investment +
                                                               term                        Project Debt (a)
Project (as of September 2008)                Length (km)    (years)   Ownership share     (Ps. million)
-----------------------------------------------------------------------------------------------------------
Consolidated concessions
------------------------------------------
  Corredor Sur expressway, Panama ........       19.5          17            100%                2,433
  Mayab tollroad (b) .....................      241.5          12.5          100%                1,641
  Acapulco Tunnel ........................        2.9          26            100%                1,235
  Queretaro - Irapuato highway PPP .......       92.98         18            100%                  983
  Irapuato- La Piedad highway PPP ........       74.32         17            100%                  729
  Rio Verde- Cd. Valles highway ..........      113.2          19            100%                  498
  Rio de los Remedios - Ecatepec highway .       22.9           -             50%                  270
  Ciudad Acuna water treatment plant .....                     12            100%                  243
  Nuevo Necaxa- Tihuatlan highway  (c) ...       85            29             50%                  231

Unconsolidated affiliates
------------------------------------------
  RCO, Red de Concesionarias de Occidente*      558            29             20%                9,245
  Aqueduct II, Queretaro * ...............      108            19             37%                  382
  San Martin- Tlaxcala - El Molinito
   highway *                                     25.5           8.5           20%                   65


a. Project debt in proportion to ICA's ownership share b. Potential to extend the concession period, debt is net debt. c. Proportional consolidation



     Revenues from Other Concessions increased 39% to Ps. 309 million in 3Q08 from Ps. 222 million in 3Q07. The growth reflects revenues from the full operation the Irapuato - La Piedad highway PPP for August and September 2008; increases in Corredor Sur revenues; the consolidation of revenues from the Mayab Tollroad; and increases in operating and maintenance revenues from the new concessions.

     Operating income was Ps. 117 million, compared to an operating loss of Ps.
(37) million in the prior-year period, reflecting the increased scale of operations and the start of full operations of the Irapuato - La Piedad PPP in August 2008. Adjusted EBITDA reached Ps. 157 million, with an Adjusted EBITDA margin of 50.7%, compared to a 1.8% margin in the prior year period. Results for 3Q07 included expenses for the expansion of the concessions business, while it was not yet generating significant revenues.

                                                                               9 months
                                                                     --------------------------------
(000 vehicles per day)                 3Q07       3Q08      % Var       2007         2008    % Var
---------------------------------- ---------- ---------- ----------  ---------- ------------ --------
Corredor Sur ....................     81,666     94,464         16      75,966       94,762     25

Acapulco Tunnel .................      9,205     10,530         14       9,237       10,497     14

Mayab Tollroad ..................          -      3,240        n.a.         -         3,059     n.a.


     Corredor Sur average traffic volume in 3Q08 increased 16% to 94,464 transactions per day, compared to 81,666 transactions per day in 3Q07. Revenues were Ps. 115 million, an increase of 44.8%, as compared to Ps. 88 million in the same period of 2007. Total debt plus equity in the project was Ps. 2,433 million at the end of 3Q08.

     The Acapulco Tunnel had an average daily traffic volume of 10,530 vehicles, an increase of 14%, as compared to 9,205 vehicles in the same quarter of 2007. Revenues were Ps. 37 million, an increase of 5.7% from 3Q07. Total debt plus equity in the project was Ps. 1,235 million at the end of 3Q08.

     The Irapuato-La Piedad highway PPP modernization work was completed on July 31, 2008, the date on which the highway started recovering the investment. The total debt plus equity invested through September 30, 2008 was Ps. 729 million. As of quarter end, Ps. 22 million of the Ps. 580 million project finance term loan had been amortized. Revenues in the third quarter of 2008 were Ps. 51 million.

     The Queretaro-Irapuato highway PPP modernization work advanced in 3Q08, As of September 30, 2008, Ps. 639 million of the Ps. 1,300 million term financing had been drawn, and total debt plus equity invested in the project was Ps. 983 million.

     The Mayab tollroad had average daily traffic during 3Q08 of 3,240 vehicles, with revenues of Ps. 109 million. As of September 30, 2008, total debt plus equity in the project was Ps. 1,641 million.

     The RCO tollroads had average daily traffic of 217,040 vehicles, with revenues of Ps. 765.8 million. As of September 30, 2008, ICA's proportional share of the debt in the project plus our equity investment was Ps. 9,245 million.


Construction Backlog
(Ps.                                                               million)
                                                                   Balance
                                                                   Months Work*
-------------------------------------------------  -------------- --------
Balance, June 30, 2008 ........................        37,352      19

New contracts and contract additions ..........         6,968       4

Work executed .................................         5,786       3
------------------------------------------------- --------------  -------
Balance, September 30, 2008 ...................        38,534      20
------------------------------------------------- -------------- --------


* Based on construction revenues at 3Q08 levels

     New construction contract awards and net contract additions were Ps. 6,968 million in 3Q08. The principal new projects were:

     o The Zapotlanejo - El Desperdicio and Zapotlanejo - Maravatio highway segments for RCO (Ps. 1,120 million);

     o The Tlahuac, Playa del Carmen, and Comitan hospitals (Ps. 693 million);

     o The Maya crude oil dehydrating plant in Dos Bocas (Ps. 450 million); and

     o Project enlargements net of cancellations of Ps. 4,445 million.

     The amounts included above represent only ICA's proportionate share of the contract value. Construction backlog was Ps. 38,534 million and was the equivalent of 20 months of work at 3Q08 levels.

     The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 3Q08, book & burn was 1.2.



Balance Sheet

                                                                   September 30,
                                                           ---------------------
(Ps. million)                                               2007            2008             % Var
--------------------------------------------------         ---------------------------------------
Assets
Cash and Cash Equivalents ........................          7,039           6,038             -14
Trade and Contract Receivables ...................          6,915           8,272              20
Other Receivables ................................          1,241           1,192              -4
Inventories ......................................          2,023           3,355              66
Other Current Assets .............................            926            1426              54
Total Current Assets .............................         18,144          20,283              12
Long Term Assets .................................         15,566          20,042              29
Total Assets .....................................         36,135          47,668              32

Accounts Payable .................................          2,533           2,900              15
Current Debt .....................................          1,684           4,131             145
Other Current Liabilities ........................          5,056           6,797              34
Total Current Liabilities ........................          9,273          13,828              49
Long Term Liabilities ............................          6,661          14,278             114
Total Liabilities ................................         15,934          28,106              76

Stockholders' Equity .............................         20,201          19,562              -3
Total Liabilities and Stockholders' Equity .......         36,135          47,668              32




     Total assets as of September 30, 2008 increased by Ps. 11,533 million, total liabilities increased by Ps. 12,172 million, and capital decreased by Ps. 639 million, as compared to September 30, 2007.

     Cash and cash equivalents were Ps. 6,038 million at September 30, 2008, a decrease of 14% as compared to 3Q07. At September 30, 2008, 56% of cash and cash equivalents were in the following subsidiaries: 31% in ICA Fluor, 15% in the reserves established to secure the Acapulco Tunnel, Corredor Sur, and Mayab financings, 6% in Airports, and 2% each in the La Yesca hydroelectric project and Rodio. Generally, this cash can only be used by ICA in accordance with each subsidiary's bylaws or relevant contracts. The remaining 44%, or Ps. 2,630 million, was held at the parent company level of ICA or in its other operating subsidiaries. As of September 30, 2008, client advances represented 45% of total cash.

     Short-term accounts receivable increased Ps. 1,357 million, or 20%, principally as a result of the increase in construction activity. Civil Construction and Industrial Construction accounts receivable increased Ps. 522 million and Ps. 463 million, respectively, which was partially offset by the decrease in Rodio receivables of Ps. 132 million. Housing accounts receivable increased Ps. 367 million as compared to 3Q07, as a result of delays by Infonavit in transferring titles to home buyers. Accounts receivable in Infrastructure increased Ps. 227 million, of which Ps. 152 million was an increase in Airports.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since such contracts do not provide for client advances. The main projects that are included in the Industrial Construction segment totaled Ps. 1,637 million, including Package II of the Minatitlan refinery reconfiguration project (Ps. 881 million) and the Chicontepec II oil field project (Ps. 756 million).

     Inventories were Ps. 3,355 million, an increase of Ps. 1,332 million as compared to September 30, 2007. Housing inventories increased Ps. 1,409 million as a result of an increase in land reserves to be developed in the short term. Long-term assets were Ps. 20,042 million at September 30, 2008, an increase of Ps. 4,476 million, principally as a result of the investments in concessions, which totaled Ps. 17,718 million as of September 30, 2008. This account also includes property, plant and equipment, which increased Ps. 1,780 million as compared to the prior-year period, largely as a result of the acquisition of land reserves by the Airports division. In addition there are long term inventories of Ps. 1,306 million for Housing land reserves.

     Total assets increased Ps. 11,533 million to Ps. 47,668 million as of September 30, 2008, as compared to Ps. 36,135 million one year earlier.

     Total liabilities increased Ps. 12,172 million to Ps. 28,106 million as of September 30, 2008, as compared to Ps. 15,934 million one year earlier, as discussed in the debt section below.

     Shareholders' equity decreased by Ps. 639 million as a result of the combined effect of the public placement of shares in September 2007 and accumulated net income in the first nine months of 2008, which was offset by the 2007 loss (which was principally the result of the accounting recognition of deferred IETU tax in 2007) and the balance sheet effect of derivative positions, as discussed below.

Debt

                                                September 30,
                                        --------------------------
(Ps. million)                                 2007         2008         %Var
---------------------------------------------------- ------------- -----------
  Short Term .......................         1,684         4,131       145

  Long Term ........................         5,667        11,180        97

Total Debt .........................         7,351        15,311       108

Total Cash and Cash Equivalents ....         7,039         6,038       (14)

Total Net Debt .....................           313         9,273       n.m.
--------------------------------------------------------------------------------

     Total debt increased Ps. 7,959 million to Ps. 15,311 million as of September 30, 2008, as compared to Ps. 7,351 million one year earlier. The increase in total debt is a result of the consolidation of debt of the Mayab tollroad and the contracting of new loans to finance projects under construction or that are in process of start-up. The increase in debt also reflects the revaluation of dollar-denominated debt as a result of the depreciation of the peso.

     Net debt increased Ps. 8,960 million to Ps. 9,273 million as of September 30, 2008 from Ps. 313 million one year earlier, as a result of the increase in debt and reduction in cash and cash equivalents.

     At September 30, 2008, 27% of ICA's total debt matures in less than one year. Debt denominated in foreign currency, principally dollars, is 30% of total debt, and 52% is securities debt.

     ICA's short term debt totaled Ps. 4,131 million as of September 30, 2008. Of this amount, Ps. 2,869 million, or 69%, corresponds to maturities of project finance debt in the Housing (for bridge loans), Construction, and Instrastructure segments. The remaining Ps. 1,262 million, or 31% of the total, is principally made up of working capital lines in the Construction and Housing segments. Balances include Ps. 358 million in ViveICA commercial paper maturing in 3Q2009 and a Ps. 150 million bridge loan for the start up of the Rio de los Remedios - Ecatepec highway. Of total short term debt, 87% is bank debt and 13% is securities debt.

ICA's debt maturity profile is as follows:

--------------------------------------------------------------------------------------------
(Ps. million)                     2008         2009         2010         2011       2012-35
--------------------------------------------------------------------------------------------
Total ...................        2,193        1,938          443          278        10,549
--------------------------------------------------------------------------------------------

     Based on source of repayment, all debt was project debt. ICA had no parent company debt outstanding at September 30, 2008.

     The weighted average interest rate on ICA's debt during the third quarter was 10.9%, as compared to 15.8% in 3Q07. The reduction in the weighted average interest rate is mainly the result of project financings obtained with lower interest rates and the combined effect of the devaluation of the effect of interest rate hedges.


(Ps. million) 3Q07 3Q08
------------------------------------------------------ ------------ ------------
Interest expense included in Integral Financing Cost          332          261

Interest expense included in cost of sales ..........          38          133
------------------------------------------------------ ------------ ------------
Total Interest Expense ..............................         371          394
------------------------------------------------------ ------------ ------------
Weighted average debt outstanding ...................       9,404       14,392
Weighted Average Interest Rate ......................        15.8%        10.9%


Derivative Financial Instruments
----------------------------------

     ICA enters financial derivative contracts solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a reference value and are used in order to fix maximum financial costs in the case of interest rate derivatives.

     Exchange rate derivatives are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. All derivatives are contracted for by the subsidiaries where the projects are located.

     From an accounting perspective, there are two classifications for derivative instruments. The first includes those designated as hedging financial instruments, provided they meet the specific requirements established in Mexican Financial Information Norms (NIFs). Other derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, have been designated as trading derivatives for accounting purposes because they do not qualify for hedge accounting treatment.

     ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

     Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders' equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value on these derivatives is recognized in results of the period.

     The following table details the principal derivative positions of ICA, including both interest and exchange rate derivatives, and under both accounting classifications.


                                                       3Q08 Results
                                              --------------------------------               Mark to
                                     Mark to                        Income      Mark to       market
(Ps. million) market Balance Sheet Statement market Most Recent Project and
Financial Instrument 06/30/08 Effect Effect 09/30/08 (c)
----------------------------------- --------- ---------------- --------------- ---------- -------------
Consolidated Subsidiaries
  La Yesca HP, CPH                    129.7           -             (45.3)       84.4         93.3
    Libor Cap

  La Yesca HP, COHYSA                (55.2)           -              (8.9)      (64.2)      (157.6)
      Libor floor

  La Yesca HP, COHYSA                               0.0  (a)                   (187.5)    (1,425.9) (d)
    FX Swap

  ICA Fluor                                         0.0  (a)                    (12.2)      (101.3)
    FX Swap

  QuerEtaro - Irapuato, COVIQSA        53.7       (51.0)             (2.1)        0.6          3.4
     Swaption Interest Rate

  Irapuato - La Piedad, CONIPSA         8.0        (5.5)                          2.5          8.1
     Interest rate cap

  Acapulco Tunnel, TUCA                27.6       (16.4)                         11.3         50.9
    Interest rate cap

  Aqueduct II, SAQSA                   22.5       (17.5)                          5.0         22.4
    Interest rate cap

  Nuevo Necaxa - TihuatlAn, AUNETI       -        (71.1)             (0.3)      (71.5)       246.7
     Swap Interest Rate
                                              ----------------  ---------------
Total  Effect in 3Q08 Results                    (161.5)            (56.7)


Unconsolidated affiliates
-----------------------------------
  FARAC I, RCO                        259.7      (198.2)                         61.4        440.4
    Swap Interest Rate

  FARAC I, RCO                       (27.5)        27.3             (57.8)(b)   (80.8)       128.9 (b)
    UDI Swap
                                              ----------------  ---------------
Total Effect on Unconsolidated Affiliates        (170.9)            (57.8)
-------------------------------------------------------------------------------------------------------------


     (a) Net effect of changes in fair value on position and asset recognized in accordance with Bulletin D-7. See discussion of La Yesca.

     (b) Includes adjustments for interest received in UDIs for the periods Jan.-June and July-Sept. 2008.

     (c) Unless stated otherwise, valuations of October 22, 2008 at an exchange rate of Ps.13.52 per dollar.

     (d) Valuation of October 27, 2008, at an exchange rate of Ps.13.58 per dollar.


     La Yesca hydroelectric project FX swap. An example of the implementation of ICA's policy for contracting derivatives is the specific case of the La Yesca hydroelectric project. ICA's subsidiary COHYSA contracted derivatives to hedge foreign exchange risk; the construction contract and the associated financing are denominated in dollars, while a significant portion of the construction costs are incurred in pesos.

     The mark to market value of the FX swap contract was a loss of Ps. 185.7 million as of September 30, 2008 at an exchange rate of Ps.10.915 per US$ and a loss of Ps. 1,425.9 million as of October 27, 2008 at an exchange rate of Ps.13.58 per US$. However, this instrument is an obligation solely of our subsidiary COHYSA and is secured by a letter of credit that was issued at the time of contracting the hedge in the amount of US$30 million; there are no margin calls or similar mechanisms to cover COHYSA's position.

     We have analyzed the effectiveness of this instrument, with the assistance of external evaluators. The amount of the derivative covers the peso-denominated costs of the project. Any reduction in the market value of the instrument is expected to be offset by exchange gains on the value of the construction contract. As a result of this offsetting effect, ICA does not expect that the Company will suffer any material adverse impact on its results of operations in the fourth quarter of 2008 as a result of the additional depreciation of the peso since September 30, 2008.

     The fluctuations in the market value of this instrument are recorded in the balance sheet as an asset in accordance with accounting Bulletin D-7 (Construction contracts and the fabrication of certain capital goods) and are applied to the project costs in the same measure that revenue from exchange fluctuations is recognized in the value of the construction contract.


Balance Sheet Accounts of Unconsolidated Affiliates

     The following table shows the principal balance sheet accounts of unconsolidated affiliates. The principal affiliates are RCO, Proactiva Medio Ambiente MExico, Aqueduct II, and the San Martin-Tlaxcala-El Molinito highway. The full amounts are shown, not adjusted for ICAs ownership share in each affiliate.


--------------------------------------------------------------
                                               September 30,
(Ps. million) 2008
--------------------------------------------------------------
Total Assets .............................             50,835
    Current Assets .......................              4,213
 Long term assets ........................             46,622
       Concessions .......................             45,037
       Other long term assets ............              1,585
 Total liabilities .......................             34,973
 Total debt ..............................             32,661
 Shareholders' Equity ....................             15,862
-------------------------------------------------------------


Liquidity and Financial Ratios
-------------------------------

     The current ratio (current assets/current liabilities) as of the end of 3Q08 was 1.47, down from 1.96 in 3Q07.

-------------------------------------------------- --------------- -------------
 (Ps. million) 3Q07 3Q08
-------------------------------------------------- --------------- -------------
Current Ratio                                                 1.96          1.47
Interest Coverage Ratio                                       3.66          3.08
     (Adjusted EBITDA/net interest expense*)
Leverage (Total Debt/Equity)                                  0.36          0.78
-------------------------------------------------- --------------- -------------

 * Includes interest expense included in cost of sales

     The interest coverage ratio (Adjusted EBITDA/net interest expense) was 3.08 times in comparison to 3.66 times as of the third quarter 2007.

     The leverage ratio (total debt/equity) was 0.78 as of September 30, 2008, as compared to 0.36 at September 30, 2007. Investments

     Investments in productive assets, including investments in fixed assets and deferred expenditures, totaled Ps. 854 million in 3Q08. The principal investments were Ps. 430 million in Construction, Ps. 244 million in Concessions, Ps. 151 million in Airports, and Ps. 16 million in Housing.



     Notes and disclaimers
--------------------------------------------------------------------------------
Mexican Financial Reporting Standards (Mexican NIFs): financial statements and other information are presented in accordance with Mexican NIFs and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

     Principal 2008 Changes in Accounting: ICA implemented several accounting changes as a result of the following changes in Mexican NIFs, which became effective on January 1, 2008:

     |X| NIF B-10 Effects of inflation provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the first quarter of 2008 are stated in nominal pesos.

     |X| INIF 9 Presentation of comparative financial statements with the coming into effect of NIF B-10, which provides that amounts from the first quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

     |X| NIF D-3 Employee benefits includes, among other items, changes in the estimation of current and deferred employees' statutory profit sharing (PTU), using the method established in NIF D-4 Income taxes, and the recognition of career paths of employees when making actuarial calculations.

     |X| NIF B-2 Cash flow statements replaces Bulletin B-12 Statement of changes in financial condition. As a result, the Statement of Cash Flows for the first quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the first quarter of 2007.

     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

     Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.9150 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control, effective at the beginning of 2006.

     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.